Exhibit 14.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
China Yuchai International Limited:
We consent to incorporation by reference in the registration statement on Form F-3 (No. 333-111106) of China Yuchai International Limited (the “Company”) of our report dated August 4, 2006, relating to the consolidated balance sheets of the Company, as of December 31, 2004 and 2005, and the related consolidated statements of income, cash flows, and changes in stockholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 20-F of the Company. Our report emphasizes that the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb205 million as of December 31, 2005 and also entered into certain material transactions subsequent to December 31, 2005.
/s/ KPMG
Hong Kong,
August 4, 2006